Page 34 of 40 Pages


                                                                       EXHIBIT 2



                              [LETTERHEAD OF AXCAN]


June 22, 2000

Perseus-Soros BioPharmaceutical Fund LP
888 Seventh Avenue
New York, New York 10106

Attention: Dennis Purcell


RE:  BOARD OF DIRECTORS OF AXCAN PHARMA INC.
     ---------------------------------------

Dear Sir:

         We understand that you currently intend, subject to the terms and conditions of that certain Stock Purchase Agreement (the "Agreement"), dated the date hereof, between Axcan Pharma Inc. ("Axcan") and Perseus-Soros BioPharmaceutical Fund LP ("PS"), to purchase an aggregate of 2,500,000 shares of common stock of Axcan as part of Axcan 's current U.S. Offering. The undersigned hereby agrees with PS that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and subject to the consummation of the transactions contemplated by the Agreement (the date of such event, the "Closing Date"), that PS shall have the following rights:

1. From and after the Closing Date, so long as PS or its affiliates hold, in the aggregate, at least: (i) 6.0% of the outstanding common stock of Axcan (the "Common Stock"); or (ii) 1.25 million shares of the Common Stock (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to the Closing Date) (the "Consultation Period"):
         (1) PS shall be able to appoint a non-voting representative to attend meetings of the Board of Directors of Axcan, to change the representative so appointed at any time and, upon the resignation of such representative for any reason, to reappoint such a representative, and PS shall be entitled to receive a copy of any materials to be distributed or discussed at such meetings at the same time as provided to members of the Board of Directors; (2) During the Consultation Period, PS shall be entitled, from time to time, to make proposals, recommendations and suggestions to Axcan relating to the business and affairs of Axcan; (3) During the Consultation Period, Axcan shall permit PS at all reasonable times and at PS's expense, to discuss Axcan's

                                       -1-
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                                                             Page 35 of 40 Pages


         business and affairs with its officers and directors; and (4) During the Consultation Period, Axcan shall permit PS, at all reasonable times and at PS's expense, to visit Axcan's properties. Anything in this paragraph 1 to the contrary notwithstanding, the rights granted to PS under this paragraph 1 shall be suspended during any period of time during which Axcan's Board of Directors consists of at least one director designated by PS. Notwithstanding anything to the contrary in the foregoing, at all times prior to the next annual meeting of shareholders of Axcan expected to take place in February 2001, PS shall have those rights set forth in this paragraph 1. The PS representative shall agree to be subject to the same obligations with respect to confidential information as a member of the Board is subject to pursuant to applicable law.

2. At Axcan's next annual meeting, Axcan (or its Board of Directors or a committee thereof) shall nominate, unanimously recommend to its stockholders and use its best efforts to elect one person designated by PS (the "PS Director") as a candidate for the Board of Directors of Axcan, provided, however, that said designee must be reasonably acceptable to Axcan. Axcan agrees and acknowledges that Dennis Purcell, so long as he is still affiliated with PS, is reasonably acceptable to Axcan's Board of Directors.

3. At all times after the next annual meeting of shareholders of Axcan, so long as PS or its affiliates hold, in the aggregate, at least 6.0% of the outstanding Common Stock (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to the Closing Date), PS shall be entitled to exercise the right provided in 2 in respect of each subsequent meeting of shareholders.

         If at any time while a PS Director is serving on the Board of Directors of Axcan, a vacancy is created on the Board of Directors by reason of the incapacity, death, removal or resignation of the PS Director, then PS shall designate an individual (who shall be reasonably acceptable to Axcan) who shall be elected to fill the vacancy.

         Any amendment of this letter agreement must be in writing. This letter agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         Notwithstanding anything to the contrary contained herein, PS can terminate this letter agreement at anytime after the date hereof by providing written notice (the "Termination Notice") to Axcan. Upon receipt by Axcan of the Termination Notice, PS shall no longer have the rights set forth herein.

         This letter agreement shall be governed by and construed in accordance with the laws of New York, without regard to the principles of conflicts of law of any jurisdiction.

                                       -2-
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                                                             Page 36 of 40 Pages



Yours truly,

/s/ David W. Mims

David W. Mims,
Executive Vice-President and
Chief Operating Officer

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